SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              )
EASTERN UTILITIES ASSOCIATES                  )
Boston, Massachusetts                         )
                                              )
EUA COGENEX CORPORATION                       ) Certificate of
Lowell, Massachusetts                         ) Notification
                                              ) Pursuant to
                                              ) Rule 24
   (70-7287)                                  )
                                              )
(Public Utility Holding Company Act of 1935)  )


   Enclosed herewith for filing by Eastern Utilities Associates and its wholly-owned subsidiary, EUA Cogenex Corporation, in accordance with the Order of the Securities and Exchange Commission entered in the above matter on February 15, 1995 (Release No. 35-26232) and pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, are the consolidated and consolidating balance sheet, income statement, and statement of cash flows of EUA Cogenex for the quarter ended June 30, 1997 and such other information required to be filed by said order.

                                 EASTERN UTILITIES ASSOCIATES

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer


                                 EUA COGENEX CORPORATION

                                 By: /s/ Edward T. Liston
                                     Edward T. Liston
                                     President

November 19, 1997


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1997
ASSETS

                                            EUA                       EUA       EUA       EUA            EUA
                                          Cogenex                   Cogenex     Nova      Day        Day I & II
                                        Consolidated   Elim.      (Division)  (Division) (Division)  (Division)
Utility Plant and Other Inv.:
   Non-utility property                   $98,902,036              $45,235,233 $1,200,439  $2,241,753 $1,150,027
   Less acc. provision for dep.            37,811,966               21,366,443    812,078     836,554    329,296
   Net non-utility property                61,090,070               23,868,790    388,361   1,405,199    820,732
   Inv. in subsidiaries (at equity)           (73,197) 50,251,647   50,178,450
   Notes receivable                        39,005,267               32,428,008
   Leases receivable                       16,593,540               10,964,113
   Other                                   17,065,586               11,304,933   (186,000)
   Total Ut. Plant and Other Inv.         133,681,267  50,251,647  128,744,293    202,361   1,405,199    820,732
Current Assets:
   Cash and temporary cash inv.             5,108,661                  449,337    213,000       9,332
   Notes receivable                        17,599,212  16,824,528   31,876,049     97,958     955,431
   Leases receivable                        1,860,298                  947,361
   Accounts receivable - Net:
       Customers                           24,131,562               10,135,959  1,048,723   1,237,900
       Others                               4,643,186   1,042,704    5,841,346     (4,247)     35,712
   Accounts receivable - ass. cos.                 (1)  5,855,186    5,281,896    287,101     131,240
   Mat. and supplies (at avg cost):
     Plant mats and op. supplies            1,647,663                   63,569    840,489     256,302    418,402
   Other current assets                       735,932   1,777,328    2,413,298     38,907      36,293
       Total Current Assets                55,726,513  25,499,746   57,008,816  2,521,931   2,662,210    418,402
Deferred Debits:
   Unamortized debt expense                   482,562                  482,562
   Other deferred debits                    2,650,767                1,101,302     97,994
       Total Deferred Debits                3,133,330                1,583,865     97,994
   Total Assets                          $192,541,110 $75,751,393 $187,336,973 $2,822,286  $4,067,409 $1,239,133



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1997
ASSETS (CONTINUED)

                                      EUA         EUA       EUA           EUA       EUA       EUA
                                      NEM       Cogenex   Citizens        West     MUPA      WestCoast
                                      Inc.       Canada     Corp.         Corp.    (Part.)   (Part.)
Utility Plant and Other Inv.:
   Non-utility property            $8,493,365            $4,121,659     $3,054,568           $2,597,702
   Less acc. provision for dep.     3,261,686               285,308        532,909            1,818,338
   Net non-utility property         5,231,679             3,836,351      2,521,659              779,364
   Inv. in subsidiaries (at equity)
   Notes receivable                            5,860,635                   716,624
   Leases receivable                                                     2,239,311
   Other                              158,347                44,153      5,513,637               77,526
   Total Ut. Plant and Other Inv.   5,390,026  5,860,635  3,880,504     10,991,231              856,890
Current Assets:
   Cash and temporary cash inv.       318,167    272,755     24,263        682,615   91,266   1,287,817
   Notes receivable                            1,075,070                   151,046              268,187
   Leases receivable                                                       251,351
   Accounts receivable - Net:
       Customers                      506,431  1,955,415  1,840,689      1,151,498   23,750     391,443
       Others                        (303,295)       100    (62,860)        14,855               42,000
   Accounts receivable - ass. cos.                           55,164         99,783
   Mat. and supplies (at avg cost):
     Plant mats and op. supplies                                            68,902
   Other current assets                            8,358      3,794         12,610
       Total Current Assets           521,303  3,311,697  1,861,049      2,432,660  115,015   1,989,446
Deferred Debits:
   Unamortized debt expense
   Other deferred debits            1,214,366    137,436     74,231         25,438
       Total Deferred Debits        1,214,366    137,436     74,231         25,438
   Total Assets                    $7,125,695 $9,309,769 $5,815,784    $13,449,329 $115,015  $2,846,336

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1997
ASSETS (CONTINUED)
                                               EUA       EUA          EUA
                                              FRC II    EC&SI        EC&SII
                                              (Part.)   (Part.)      (Part.)

Utility Plant and Other Inv.:
   Non-utility property                        $77,490 $11,992,876 $18,736,925
   Less acc. provision for dep.                 77,490   2,034,290   6,457,574
   Net non-utility property                              9,958,586
   Inv. in subsidiaries (at equity)
   Notes receivable
   Leases receivable
   Other                                                    64,493      88,498
   Total Ut. Plant and Other Inv.                       10,496,475  15,284,569
Current Assets:
   Cash and temporary cash inv.                238,552     725,150     796,409
   Notes receivable
   Leases receivable                                       155,994     505,591
   Accounts receivable - Net:
       Customers                               676,881   1,062,387   4,100,486
       Others                                                          122,280
   Accounts receivable - ass. cos.
   Mat. and supplies (at avg cost):
     Plant mats and op. supplies
   Other current assets
       Total Current Assets                    915,433   1,943,531   5,524,766
Deferred Debits:
   Unamortized debt expense
   Other deferred debits
       Total Deferred Debits
Total Assets                                  $915,433 $12,400,006 $20,809,335

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1997
LIABILITIES
                                            EUA                       EUA         EUA         EUA
                                          Cogenex                   Cogenex       Nova        Day
                                        Consolidated     Elim.    Corporation   (Division) (Division)
Capitalization:
   Common equity                          $47,142,205  $16,129,712  $47,015,183  ($663,413) $1,264,607
   Redeemable preferred stock of
     subsidiaries - net                            75
   Partnerships' capital                                31,282,162
   Long-term debt - net                    89,200,000                89,200,000
     Total Capitalization                 136,342,280   47,411,874  136,215,183   (663,413)   (385,471)
Current Liabilities:
   LTD due within one year                 21,700,000                21,700,000
   Notes payable                           22,327,416   19,168,506   17,539,000    823,650   1,497,073
   Accounts payable                         5,954,201    1,090,041    2,592,854     81,807     588,324
   Accounts payable - ass. co.                197,424    5,855,186      681,270    780,994     246,300
   Customer deposits                          614,324                               (6,500)
   Taxes accrued                              649,662                    26,807     62,385      12,273
   Interest accrued                         1,333,248    1,777,328    1,333,248    331,950       6,777
   Other current liabilities                3,731,628                 3,207,074      2,228         673
     Total Current Liabilities             56,507,902   27,891,061   47,080,252  3,122,709
Deferred Credits:
   Other deferred credits                   3,571,395      448,458    3,304,970    362,990     126,209
     Total Deferred Credits                 3,571,395      448,458    3,304,970    362,990     126,209
Accumulated deferred taxes                 (3,880,467)                  736,568
  Tot. Liab. and Capital.                $192,541,110  $75,751,393 $187,336,973 $2,822,286  $4,067,409

( ) Denotes Contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS
JUNE 30, 1997
LIABILITIES (CONTINUED)


                              EUA          EUA        EUA        EUA        EUA         EUA        EUA        EUA       EUA
                              NEM        Cogenex   Citizens      West       MUPA      WestCoast  FRC II      EC&S I    EC&S II
                              Inc.        Canada      Corp.     Corp.       (Part.)     (Part.)   (Part.)    (Part.)    (Part.)
Capitalization:
   Common equity            $10,721,662    $711,549   $102,560  $4,505,239
   Redeemable pref. stock of
     subsidiaries - net                                     75
   Partnerships' capital                                                    (388,609) 1,668,749  235,799   11,699,942  18,066,281
   Long-term debt - net
     Total Capitalization    10,721,662     711,549    102,635   4,505,239  (388,609) 1,668,749  235,799   11,699,942  18,066,281
Current Liabilities:
   LTD due within one year
   Notes payable                 50,000   4,779,126  4,797,500   8,047,768                                    517,099   1,826,879
   Accounts payable                         710,491    392,877     229,484   503,624    798,747  666,541      154,285     325,208
   Acc. payable-ass. co.            221   2,591,231    427,554   1,325,040
   Customer deposits                                                                    360,717                           260,107
   Taxes accrued                            517,372        594      30,232
   Interest accrued                                     22,276      38,179
   Other current liab                                   47,270      33,628               18,122   13,092       68,680     340,860
     Tot. Current Liabil.        50,221   8,598,219  5,688,072   9,704,330   503,624  1,177,587  679,634      740,064   2,753,054
Deferred Credits:
   Other deferred credits       245,742                  9,421     (19,478)                                              (10,000)
     Total Deferred Credits     245,742                  9,421     (19,478)                                              (10,000)
Accumulated deferred taxes   (3,891,930)                15,657    (740,763)
  Tot. Liab. and Capital.    $7,125,695  $9,309,769 $5,815,785 $13,449,329  $115,015 $2,846,336 $915,433  $12,440,006 $20,809,335


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 1997


                                            EUA                       EUA        EUA       EUA         EUA
                                          Cogenex                   Cogenex      Nova      Day       Day I&II
                                        Consolidated      Elim    Corporation   (Div.)    (Div.)      (Div.)
Operating Revenues                        $31,873,568             $13,626,077 $2,857,099 $2,980,208  $104,625
Operating Expenses:
   Operation                               26,092,911     90,268   12,404,047  3,569,412  2,670,367   391,153
   Maintenance                                766,458                 378,099     14,387
   Deprec. & amort.                         4,739,607       (268)   2,203,819     66,352     29,804    71,788
   Taxes-Other than income                    375,045                 127,123     97,651     98,154    16,220
        - Income (credit)                  (1,992,955)             (2,530,282)
        - Deferred                            748,777                 602,827
      Total Operating Exp.                 30,729,843     90,000   13,185,633  3,747,803  2,715,922   479,161
         Operating Income                   1,143,725    (90,000)     440,444   (890,704)   264,286  (374,536)
Other Income and Deductions:
   Int. and div. income                     3,750,841    709,538    3,843,049      6,296
   Equ. in earn. of jointly-
     owned companies                         (110,631) 1,721,234    1,610,604
   Other (ded.) income - net                  (65,382)    90,000      (63,885)   138,795
     Total Other Income                     3,574,828  2,520,773    5,389,768    145,091
       Inc. (Loss) Before Int.              4,718,552  2,430,773    5,830,212   (745,613)   264,286  (374,536)
Interest Charges:
   Interest on long-term debt               4,658,002    116,657    4,658,003
   Amort. of debt exp.& prem                   75,840                  75,840
   Other int. exp. (princ.
     short-term notes)                        713,170    413,186      596,052     26,689     46,613    10,935
   All. for borrowed funds used
     construction - (credit)                 (349,522)   179,696      (60,843)
       Total Interest Charges               5,097,491    709,539    5,269,052     26,689     46,613    10,935
         Net (Loss) Income                  ($378,939) $1,721,234    $561,159  ($772,302)  $217,673 ($385,471)

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 1997


                                          EUA        EUA         EUA         EUA           EUA
                                          NEM      Cogenex     Citizens      West         MUPA
                                          Inc.      Canada      Corp.        Corp.       (Part.)
Operating Revenues                   $1,771,514   $1,976,008   $1,691,049  $2,737,590         $0
Operating Expenses:
   Operation                              24,941   1,813,303    1,327,236   2,670,367    847,717
   Maintenance                             9,752                      221       3,450         82
   Deprec. & amort.                      354,700         (29)     149,984     298,767
   Taxes-Other than income                   125                    6,989      28,784
        - Income (credit)                328,837     231,963       53,968     (77,441)
        - Deferred                       145,950
      Total Operating Exp.               864,304   2,045,237    1,538,399   2,923,927    847,799
         Operating Income                907,210     (69,229)     152,650    (186,336)  (847,799)
Other Income and Deductions:
   Int. and div. income                              464,795        4,555     134,244
   Equ. in earn. of jointly-
     owned companies
   Other (ded.) income - net              (9,268)        (38)         (54)       (235)
     Total Other Income                   (9,268)    464,757        4,501     134,009
       Inc. (Loss) Before Int.           897,943     395,528      157,150     (52,327)  (847,799)
Interest Charges:
   Interest on long-term debt                                                             12,035
   Amort. of debt exp.& prem
   Other int. exp. (princ.
     short-term notes)                                77,707      142,906     225,454
   All. for borrowed funds used
     construction - (credit)                                      (60,964)    (48,019)
       Total Interest Charges                         77,707       81,941     177,435     12,035
         Net (Loss) Income              $897,943    $317,821      $75,209   ($229,762) ($859,834)

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 1997




                                  EUA        EUA        EUA         EUA
                               WestCoast    FRC II      EC&S I     EC&S II
                                 (Part.)   (Part.)     (Part.)    (Part.)
Operating Revenues               $286,870   $7,400    1,632,485  $2,202,642
Operating Expenses:
   Operation                       36,996    6,019      503,844         179
   Maintenance                     20,297    2,384       70,835     266,951
   Deprec. & amort.               191,405               349,177   1,023,572
   Taxes-Other than income
        - Income (credit)
        - Deferred
      Total Operating Exp.        248,698    8,403      923,856   1,290,702
         Operating Income          38,172   (1,002)     708,629     911,940
Other Income and Deductions:
   Int. and div. income             5,378                             2,062
   Equ. in earn. of jointly-
     owned companies
   Other (ded.) income - net      (39,406)                 (646)       (646)
     Total Other Income           (34,028)                 (646)      1,417
       Inc. (Loss) Before Int.      4,143   (1,002)     707,983     913,357
Interest Charges:
   Interest on long-term debt       6,476                23,880      74,266
   Amort. of debt exp.& prem
   Other int. exp. (princ.
     short-term notes)
   All. for borrowed funds used
     construction - (credit)
       Total Interest Charges       6,476                23,880      74,266
         Net (Loss) Income         (2,333) ($1,002)    $684,103    $839,091


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 1997


                                            EUA                          EUA        EUA        EUA        EUA
                                          Cogenex      Elimination     Cogenex      Nova       Day      Day I&II
                                        Consolidated                    Corp.      (Div.)    (Div.)     (Div.)
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                           ($378,939) $1,721,234      $561,159   ($772,302)  $217,673  ($385,471)
Adj. to Reconcile Net Income (Loss)
  to Net Cash Provided by Op. Act.:
    Depreciation and amortization           5,253,748                 2,359,624      65,571     34,843    329,296
    Deferred taxes                            709,510                   563,560
    Gains on sales of inv. in en svg. proj.
     paid for with notes & leases rec.       (553,269)                 (392,317)
    Non-cash costs of energy saving
      project sales                        10,361,674                 5,273,039
    Pension liability                        (276,909)                 (197,183)    (79,726)
    Amortization of deferred revenues         (49,400)                   79,977
    Collections and sales of project
      notes and leases receivable           4,689,948                 3,895,692
    Undistributed Equity earnings of subs                (160,604)     (160,604)
    Other - net                             1,074,125                   243,156     (90,340)  (138,873)
Net Changes to Working Capital:
    Accounts receivable                    (2,553,655)  1,337,993    (2,840,757)    535,746    261,147
    Materials and supplies                     65,343                               499,152    326,470   (418,402)
    Accounts payable                        1,247,611   1,428,796      (563,788)    (89,458)   102,406
    Accrued taxes                             199,093                    12,599       7,070      2,498
    Accrued interest                       (1,149,275)    144,525    (1,149,275)     26,522     50,771      6,777
    Other - net                               842,508  (7,735,265)   (1,131,691)    (49,381)    (6,085)
    Net Cash Provided from (Used in)
      Operating Activities                 19,482,114  (3,263,321)    6,553,192      52,853    850,850   (467,800)
CASH FLOW FROM INVESTING ACTIVITIES:
    Exp. for inv. in energy svgs proj.    (23,845,104)              (10,580,836)    (48,982)    57,826 (1,150,027)
    Coll. on notes and leases rec.          6,560,278                 6,436,630                  4,084
     Net Cash Prov. from (Used in)
        Investing activities              (17,284,826)               (4,144,206)    (48,982)    61,910 (1,150,027)

CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt                    (1,600,000)               (1,600,000)
         Dividends declared                            (1,450,000)
      Partner's contr. (withdrawal)                                   1,966,389
     Net inc (dec) in short-term debt       (150,853)     727,522      (384,000)     68,000   (270,000) (1,617,828)
     Net Cash Provided from (Used in)
         Financing Activities             (1,750,853)    (722,478)      (17,611)     68,000   (270,000) (1,617,828)
NET (DECREASE) INCREASE IN CASH              446,434   (3,985,799)    2,391,375      71,871    642,760
Cash & temp. cash inv. at beg. of yr.      4,662,227           0      1,543,211     141,129    293,539
Cash & temp. cash inv. at end of yr.      $5,108,661   (3,985,799)   $3,934,586    $213,000   $936,299
Cash paid during the year for:
                       Interest           $6,437,280                 $6,394,780                 $4,158
                       Income               $297,812                    $55,120
Conv of inv. in energy svngs
projects to notes and leases rec.         $3,113,364                 $2,110,308
( ) Denotes contra

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 1997


                                           EUA         EUA           EUA        EUA        EUA
                                           NEM        Cogenex     Citizens     West       MUPA
                                           Inc        Canada        Corp.      Corp.     (Part.)
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                         $897,943    $317,821     $75,209    ($229,762) ($859,834)
Adj. to Reconcile Net Income (Loss)
  to Net Cash Provided by Op. Act.:
    Depreciation and amortization          401,571      18,701     149,984      298,767
    Deferred taxes                         145,950
    Gains on sales of inv. in en svg. proj.
     paid for with notes & leases rec.                 (42,242)                 (49,135)
    Non-cash costs of energy svngs
       projects sales                                1,202,371     417,855    1,877,613
    Pension liability
    Amortization of deferred revenues     (121,158)    (14,769)      6,550
    Collections and sales of project
       notes and leases receivable                                              452,356
    Other - net                            132,981     205,180     (23,633)    (254,803)   894,637
Net Changes to Working Capital:
    Accounts receivable                    200,499  (1,933,575)   (824,031)   4,542,499    286,035
    Materials and supplies                                                     (29,112)  (312,766)
    Accounts payable                        (8,142)    602,824     361,768     (177,610)   503,624
    Accrued taxes                                      181,012      (2,756)      (1,329)
    Accrued interest                                                22,276       38,179
    Other - net                                          3,274     (20,352)      (1,264)  (780,724)
    Net Cash Provided from (Used in)
      Operating Activiities               1,649,645    540,597     162,870    6,466,400   (269,028)
CASH FLOW FROM INVESTING ACTIVITIES:
    Exp. for inv. in energy svgs proj.        (106) (1,588,360) (1,637,556)  (6,866,444)
    Coll. on notes and leases rec.                     110,788
     Net Cash Prov. from (Used in)
        Investing activities                  (106) (1,477,573) (1,637,556)  (6,866,444)

CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
         Dividends declared             (1,450,000)
      Partner's contr. (withdrawal)                                                       (312,920)
     Net inc (dec) in short-term debt     (290,000)  1,117,246   1,336,218      894,559
     Net Cash Provided from (Used in)
         Financing Activities           (1,740,000)  1,117,246   1,336,218      894,559   (312,920)
NET (DECREASE) INCREASE IN CASH            (90,461)    180,271    (138,468)     494,515   (581,949)
Cash & temp. cash inv. at beg. of yr.      568,629      50,242     162,730      169,458        487
Cash & temp. cash inv. at end of yr.      $478,168    $230,513     $24,262     $663,973   (581,462)
Cash paid during the year for:
                       Interest                                    $38,342
                       Income             $217,456                 $13,705      $11,531
Conv of inv. in energy svngs
projects to notes and leases rec.                     $185,959                 $384,879
( ) Denotes contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 1997
                                            EUA         EUA        EUA           EUA
                                          WestCoast    FRC II     EC&S I        EC&S II
                                            (Part.)   (Part.)     (Part.)        (Part.)
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)
Adj. to Reconcile Net Income (Loss)         ($2,333)   ($1,002)    $684,103      $839,091
  to Net Cash Provided by Op. Act.:
    Depreciation and amortization           211,888                 351,690     1,031,813
    Deferred taxes
    Gains on sales of inv. in en svg. proj.
     paid for with notes & leases rec.                              (69,575)
    Non-cash costs of energy svngs
       projects sales                                                           1,590,796
    Pension liability
    Amortization of deferred revenues
    Collections and sales of project
       notes and leases receivable           40,637                  76,451       224,812
    Undistr. Equity earnings of subs
    Other - net                           1,038,529                  31,435      (964,145)
Net Changes to Working Capital:
    Accounts receivable                     (65,423)   154,619     (148,063)   (1,384,357)
    Materials and supplies
    Accounts payable                        798,747    666,541      154,285       325,208
    Accrued taxes
    Accrued interest
    Other - net                             533,846   (852,562)    (423,723)   (4,164,096)
    Net Cash Provided from (Used in)
       Operating Activities               2,555,892    (32,404)     656,603    (2,500,878)
CASH FLOW FROM INVESTING ACTIVITIES:
    Exp. for inv. in energy svgs proj.       (2,256)               (843,903)   (1,184,459)
    Coll. on notes and leases rec.            8,776
     Net Cash Prov. from (Used in)
        Investing activities                  6,520                (843,903)   (1,184,459)

CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
         Dividends declared
      Partner's contr. (withdrawal)        (948,975)   138,932       58,971      (902,396)
     Net inc (dec) in short-term debt                              (235,500)   (3,277,681)
     Net Cash Provided from (Used in)
         Financing Activities              (948,975)   138,932     (176,529)   (4,180,077)
NET (DECREASE) INCREASE IN CASH           1,613,437    106,528     (363,829)   (7,865,414)
Cash & temp. cash inv. at beg. of yr.     1,114,874    118,932       85,595       413,401
Cash & temp. cash inv. at end of yr.     $2,728,311   $225,460    ($278,234)  ($7,452,013)
Cash paid during the year for:
                       Interest
                       Income
Conversion of inv. in energy svngs
projects to notes and leases rec.                                  $432,218
( ) Denotes contra


   Business Line                       Project Equipment
                                         in Service               Revenues
                                         as of 6/30/97           as of 6/30/97

   Demand Side Mgmt./Energy Mgmt. Svcs    $78,179,018             $24,747,902

   Manufacturing and Fabrication                                   $5,941,932

   Consulting                                                      $1,183,734

   TOTAL                                  $78,179,018             $31,873,568


   Geographic Location                 Project Equipment
                                         in Service                 Revenues
                                        as of 6/30/97            as of 6/30/97

   New England / New York Region          $53,267,496             $20,915,354

   United States excluding New England    $24,911,522              $8,982,207
   and New York

   Canada                                          $0              $1,976,007

   All areas of the world excluding
   U.S. and Canada

   TOTAL                                  $78,179,018             $31,873,568